# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Citizens Community Bancorp Inc., CIK 0001367859
CUSIP: 174903104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2174 EastRidge Center, Eau Claire, Wisconsin (WI), 54701
Date of event which requires filing of this statement: 06/02/2026
Filed by CIK 0002128672
Persons authorized to receive notices and communications: Andrew Schornack, 7525 Office Ridge Circle, Eden Prairie, Minnesota (MN), 55344, (952) 944-6050

## Reporting persons
- Gale Hoese: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 450,000; shared voting power 0; sole dispositive power 450,000; shared dispositive power 0; aggregate amount beneficially owned 611,987.11 (6.3% of the class)
- Andrew Schornack (CIK 0002128672): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 21,048; shared voting power 0; sole dispositive power 21,048; shared dispositive power 0; aggregate amount beneficially owned 611,987.11 (6.3% of the class)
- Jill Schornack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 13,952; shared voting power 0; sole dispositive power 13,952; shared dispositive power 0; aggregate amount beneficially owned 611,987.11 (6.3% of the class)
- David Schornack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 83,573.49; shared voting power 270; sole dispositive power 83,573.49; shared dispositive power 270; aggregate amount beneficially owned 611,987.11 (6.3% of the class)
- Denise Schornack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,305; shared voting power 270; sole dispositive power 1,305; shared dispositive power 270; aggregate amount beneficially owned 611,987.11 (6.3% of the class)
- Jonathan Hoese: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 25,000; shared voting power 0; sole dispositive power 25,000; shared dispositive power 0; aggregate amount beneficially owned 611,987.11 (6.3% of the class)
- Tamara Retka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 8.31; shared voting power 0; sole dispositive power 8.31; shared dispositive power 0; aggregate amount beneficially owned 611,987.11 (6.3% of the class)
- Noah Retka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 5,026.62; shared voting power 0; sole dispositive power 5,026.62; shared dispositive power 0; aggregate amount beneficially owned 611,987.11 (6.3% of the class)
- Joseph Schornack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 3,500; shared voting power 0; sole dispositive power 3,500; shared dispositive power 0; aggregate amount beneficially owned 611,987.11 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Citizens Community Bancorp Inc.
Address of issuer's principal executive offices: 2174 EastRidge Center, Eau Claire, Wisconsin (WI), 54701

## Item 2. Identity and Background
Name of person filing:
The Reporting Persons are:

Gale Hoese
Andrew Schornack
Jill Schornack
David Schornack
Denise Schornack
Jonathan Hoese
Tamara Retka
Noah Retka
Joseph Schornack

The Reporting Persons may be deemed to be a "group" for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, each Reporting Person disclaims beneficial ownership of the Common Stock reported herein that he or she does not directly own. Notwithstanding this Schedule 13D, each Reporting Person has and retains independent power with respect to the acquisition, holding, voting or disposition of the Common Stock held by each Reporting Person except to the extent of any shares held as joint tenants.
Residence or business address: Each of the Reporting Persons' business or personal address is set forth in Item 2(c).
Present principal occupation or employment:
The present principal occupation or employment of each Reporting Person and the name, principal business and address of any corporation or other organization in which such employment, and the business is conducted, and each Reporting Person's business or personal address, is as follows:

Name of Principal Name of Employer, Principal Reporting Person
Reporting Person Occupation or Business and Employer Address
Employment Address

Gale Hoese Chief Security Bank & Trust Company 2202 11th Street East
Executive (banking) P.O. Box 9
Officer 2202 11th Street East Glencoe, MN 55336
P.O. Box 9
Glencoe, MN 55336

Andrew Schornack President Security Bank & Trust Company 7525 Office Ridge Circle
(banking) Eden Prairie, MN 55344
2202 11th Street East
P.O. Box 9
Glencoe, MN 55336

Jill Schornack Chief Product Officer SimpliGov (technology) 7525 Office Ridge Circle
1724 10th Street, Suite 115 Eden Prairie, MN 55344
Sacramento, CA 95811

David Schornack Senior Arvig Communications (internet/ 44393 Yellow Pine Dr,
Director, communications provider) Perham, MN 56573
Revenue and 150 2nd St SW
Growth Perham MN 56573

Denise Schornack Retired n/a 44393 Yellow Pine Dr.
Perham, MN 56573

Jonathan Hoese Regional Sales Cantaloupe Inc. 1509 Archwood Road
Director 101 Lindenwood Dr, Ste 405 Minnetonka, MN 55305
Malvern, PA 19355

Tamara Retka Pharmacist Hutchinson Health (medical) 2202 11th Street East
1095 Highway 15 S. P.O. Box 9
Hutchinson, MN 55350 Glencoe, MN 55336

Noah Retka Associate Physician Wealth Partners 2202 11th Street East
Wealth (investment management) P.O. Box 9
Management 1191 Northland Drive, Suite 150 Glencoe, MN 55336
Advisor St. Paul, MN 55120

Joseph Schornack VP Business Security Bank & Trust Company 29211 Golden Rod Dr. NW
Banking (banking) Isanti, MN 55040
2202 11th Street East
P.O. Box 9
Glencoe, MN 55336
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Row 4 of each Reporting Person's cover page to this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3, Item 5 and Item 6 are hereby incorporated by reference in its entirety.

The Reporting Persons acquired their shares of Common Stock for investment purposes. The Reporting Persons believe the shares are undervalued relative to the Issuer's intrinsic value, long-term earnings potential, and franchise value.

The Reporting Persons are experienced community banking operators with a track record of building and growing community banking franchises. The Reporting Persons believe the Issuer possesses an attractive community banking platform with strong deposit-gathering capabilities, disciplined credit management, and favorable market positioning in Wisconsin and Minnesota. The Reporting Persons intend to use their experience to support the Issuer's continued growth and the enhancement of long-term value for all shareholders.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations, and other factors, the Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock in open market transactions, privately negotiated transactions, or otherwise.

The Reporting Persons may from time to time engage in discussions with the Issuer's management, Board of Directors, other shareholders, industry participants, or other relevant parties regarding the Issuer's business, operations, governance, capitalization, ownership structure, strategy, board composition, and other matters, including the possibility of one or more extraordinary transactions such as a merger, business combination, recapitalization, restructuring, or other strategic transaction involving the Issuer.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals in the future and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages, Item 2 and Item 3 of this Schedule 13D are incorporated herein by reference.

As of June 2, 2026, the Reporting Persons may be deemed to beneficially own an aggregate of 611,987.11 shares of the Common Stock, which represents 6.3% of the 9,644,112 shares of Common Stock outstanding as of May 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the Securities and Exchange Commission on May 6, 2026.

Of the 611,987.11 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, the ownership of each Reporting Person is as follows as of June 2, 2026:

Name of Reporting Person Number of Shares

Gale Hoese 450,000
Andrew Schornack 21,048
Jill Schornack 13,952
David Schornack(1) 83,843.49
Denise Schornack(1) 1,575
Jonathan Hoese 25,000
Tamara Retka 8,312
Noah Retka 5,026.62
Joseph Schornack 3,500

(1) Includes 270 owned by David Schornack and Denise Schornack as JTWROS.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except for the open market purchases of the Issuer's Common Stock described below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

Gale Hoese

Date Shares Purchased Price Per Share

April 7, 2026 1,055 $20.43
April 7, 2026 1,200 $20.45
April 7, 2026 1,000 $20.49
April 7, 2026 400 $20.45
April 7, 2026 1,745 $20.40
April 7, 2026 2,000 $20.42
April 7, 2026 100 $20.39
April 7, 2026 2,000 $20.20
April 7, 2026 2,000 $20.25
April 8, 2026 691 $20.70
April 9, 2026 4,000 $20.70
April 10, 2026 4,000 $20.55
April 10, 2026 1,000 $20.56
April 10, 2026 4,000 $20.57
April 10, 2026 4,000 $20.57
April 10, 2026 2,000 $20.57
April 10, 2026 2,000 $20.57
April 14, 2026 550 $20.58
April 14, 2026 111 $20.70
April 14, 2026 1 $20.42
April 14, 2026 1,338 $20.35
June 2, 2026 2,000 $21.70
June 2, 2026 2,000 $21.70
June 2, 2026 3,000 $21.64
June 2, 2026 2,000 $21.70
June 2, 2026 2,000 $21.70
June 2, 2026 3,000 $21.70
June 2, 2026 5,000 $21.70
June 2, 2026 5,000 $21.70
June 2, 2026 3,000 $21.70
June 2, 2026 3,000 $21.70
June 2, 2026 5,000 $21.70
June 2, 2026 3,000 $21.70
June 2, 2026 4,000 $21.69
June 2, 2026 3,000 $21.70
June 2, 2026 3,000 $21.70
June 2, 2026 2,000 $21.70
June 2, 2026 1,000 $21.71
June 2, 2026 1,000 $21.66
June 2, 2026 2,000 $21.65
June 2, 2026 2,000 $21.65
June 2, 2026 1,000 $21.70
June 2, 2026 2,000 $21.71
June 2, 2026 1,000 $21.71
June 2, 2026 2,000 $21.72
June 2, 2026 2,000 $21.72
June 2, 2026 2,000 $21.72
June 2, 2026 1,000 $21.72
June 2, 2026 2,000 $21.73
June 2, 2026 2,000 $21.73
June 2, 2026 4,000 $21.74
June 2, 2026 4,000 $21.73
June 2, 2026 2,000 $21.73
June 2, 2026 2,000 $21.74
June 2, 2026 2,000 $21.74
June 2, 2026 2,000 $21.70
June 2, 2026 4,000 $21.74
June 2, 2026 4,000 $21.50
June 2, 2026 4,000 $21.24
June 2, 2026 1,000 $20.89
June 2, 2026 1,000 $20.89
June 2, 2026 1,000 $21.00
June 2, 2026 200 $21.02
June 2, 2026 800 $20.49
June 2, 2026 1,000 $21.02
June 2, 2026 1,819 $20.87
June 2, 2026 77 $20.85
June 2, 2026 1,000 $21.00
June 2, 2026 1,000 $20.88
June 2, 2026 1,000 $21.02
June 2, 2026 1,000 $21.02
June 2, 2026 1,000 $21.02
June 2, 2026 2,000 $20.92
June 2, 2026 1,000 $21.02
June 2, 2026 2,000 $20.86
June 2, 2026 104 $20.55
June 2, 2026 1,000 $20.45
June 2, 2026 1,000 $20.52

Andrew Schornack

Date Shares Purchased Price Per Share

April 6, 2026 2,500 $20.18
April 6, 2026 548 $20.00
April 30, 2026 1,000 $20.74
May 4, 2026 637 $20.79
May 4, 2026 20 $20.78
May 4, 2026 343 $20.77
May 4, 2026 300 $20.56
May 4, 2026 526 $20.71
May 4, 2026 11 $20.51
May 4, 2026 548 $20.55
May 4, 2026 5 $20.53
May 4, 2026 10 $20.52
May 4, 2026 600 $20.60

Jill Schornack

Date Shares Purchased Price Per Share

April 16, 2026 100 $20.30
April 16, 2026 100 $20.29
April 16, 2026 5 $20.30
April 21, 2026 2,000 $20.50
April 22, 2026 1,000 $20.40
May 1, 2026 1,000 $20.70
May 4, 2026 4,183 $20.80
May 4, 2026 100 $20.78
May 4, 2026 100 $20.77
May 4, 2026 10 $20.79

David Schornack

Date Shares Purchased Price Per Share

April 8, 2026 2,500 $20.70
April 10, 2026 635 $20.54
April 10, 2026 2,500 $20.56
April 13, 2026(1) 6 $20.50
April 13, 2026 1,365 $20.58
April 13, 2026 2,500 $20.62
April 14, 2026 486 $20.40
April 15, 2026 2,500 $20.40
April 16, 2026 2,500 $20.35
April 21, 2026 1,000 $20.50
April 23, 2026 6 $20.45
April 23, 2026 107 $20.50
April 24, 2026 81 $20.55
April 24, 2026 50 $20.60
April 24, 2026 1,000 $20.65
April 24, 2026 25 $20.40
April 27, 2026 448 $20.70
April 27, 2026 75 $20.73
April 27, 2026 2,500 $20.60
April 28, 2026 75 $20.92
April 29, 2026 1 $20.45
April 30, 2026 245 $20.70
April 30, 2026 55 $20.70
May 4, 2026 100 $20.84
May 4, 2026 15 $20.84
May 4, 2026 85 $20.81
May 4, 2026 100 $20.69
May 4, 2026 100 $20.62
May 4, 2026 100 $20.62
May 4, 2026 23 $20.86
May 4, 2026 77 $20.78
May 4, 2026 100 $20.87
May 4, 2026 100 $20.50
May 4, 2026 100 $20.65
May 4, 2026 100 $20.68
May 4, 2026 1,000 $20.81
May 4, 2026 100 $20.73
May 4, 2026 12 $20.77
May 4, 2026 88 $20.78
May 4, 2026 100 $20.52
May 4, 2026 100 $20.68
May 4, 2026 100 $20.51
May 4, 2026 2 $20.84
May 4, 2026 3 $20.81
May 4, 2026 3 $20.78
May 4, 2026 42 $20.79
May 4, 2026 50 $20.79
May 4, 2026 19 $20.84
May 4, 2026 31 $20.83
May 4, 2026 50 $20.71
May 4, 2026 100 $20.76
May 4, 2026 100 $20.71
May 4, 2026 50 $20.70
May 4, 2026 50 $20.70
May 4, 2026 50 $20.60
May 4, 2026 100 $20.79
May 4, 2026 50 $20.70
May 4, 2026 50 $20.70
May 4, 2026 50 $20.71
May 4, 2026 200 $20.97
May 4, 2026 500 $20.61
May 4, 2026 1,000 $20.69
May 4, 2026 1,000 $20.83
May 4, 2026 500 $20.75
May 5, 2026 50 $20.95
May 8, 2026 25 $21.48
May 8, 2026 25 $21.45
May 8, 2026 25 $21.45
May 8, 2026 25 $21.39
May 8, 2026 25 $21.39
May 8, 2026 25 $21.39
May 8, 2026 25 $21.39
May 8, 2026 25 $21.39
May 8, 2026 50 $21.15
May 12, 2026 50 $20.95
May 12, 2026 50 $20.90
May 12, 2026 25 $21.01
May 12, 2026 60 $20.95
May 12, 2026 50 $20.95
May 12, 2026 50 $20.99
May 12, 2026 50 $20.90
May 12, 2026 403 $20.80
May 12, 2026 100 $20.79
May 12, 2026 100 $20.81
May 12, 2026 232 $20.82
May 12, 2026 165 $20.83
May 12, 2026 100 $20.58
May 12, 2026 50 $20.80
May 12, 2026 300 $20.81
May 12, 2026 398 $20.80
May 12, 2026 152 $20.70
May 12, 2026 500 $20.70
May 12, 2026 50 $20.80
May 12, 2026 25 $21.06
May 13, 2026 94 $21.00
May 13, 2026 6 $20.98
May 13, 2026 1,000 $21.00
May 13, 2026 75 $21.00
May 13, 2026 75 $20.99
May 13, 2026 75 $20.99
May 13, 2026 75 $20.96
May 13, 2026 75 $20.97
May 13, 2026 11 $20.96
May 13, 2026 75 $20.96
May 13, 2026 75 $20.95
May 13, 2026 75 $20.95
May 13, 2026 75 $20.94
May 13, 2026 75 $20.94
May 13, 2026 75 $20.94
May 13, 2026 75 $20.93
May 13, 2026 75 $20.96
May 13, 2026 75 $20.94
May 13, 2026 75 $20.95
May 13, 2026 75 $20.94
May 13, 2026 75 $20.95
May 13, 2026 75 $20.94
May 13, 2026 75 $20.95
May 13, 2026 75 $20.90
May 13, 2026 75 $20.95
May 13, 2026 75 $20.90
May 13, 2026 29 $20.90
May 13, 2026 75 $20.90
May 13, 2026 100 $20.85
May 13, 2026 100 $20.85
May 13, 2026 100 $20.85
May 13, 2026 100 $20.80
May 13, 2026 2 $20.75
May 13, 2026 250 $20.85
May 13, 2026 100 $20.90
May 13, 2026 250 $20.90
May 13, 2026 100 $20.90
May 13, 2026 100 $20.90
May 13, 2026 250 $20.90
May 13, 2026 250 $20.85
May 13, 2026 100 $20.89
May 13, 2026 50 $20.90
May 13, 2026 100 $20.89
May 13, 2026 100 $20.91
May 13, 2026 100 $20.91
May 13, 2026 1,000 $20.80
May 13, 2026 75 $20.84
May 13, 2026 1,000 $20.80
May 13, 2026 75 $20.84
May 13, 2026 75 $20.85
May 13, 2026 75 $20.87
May 13, 2026 100 $20.95
May 13, 2026 75 $20.95
May 13, 2026 100 $20.95
May 13, 2026 75 $20.90
May 13, 2026 100 $20.95
May 13, 2026 100 $20.95
May 13, 2026 100 $20.95
May 13, 2026 75 $20.95
May 13, 2026 75 $20.95
May 13, 2026 75 $20.95
May 13, 2026 75 $20.90
May 13, 2026 75 $20.95
May 13, 2026 75 $20.85
May 13, 2026 75 $20.85
May 13, 2026 75 $20.85
May 13, 2026 75 $20.89
May 13, 2026 75 $20.90
May 13, 2026 75 $20.90
May 13, 2026 75 $20.85
May 13, 2026 75 $20.90
May 13, 2026 75 $20.90
May 13, 2026 75 $20.90
May 13, 2026 75 $20.90
May 13, 2026 50 $20.90
May 13, 2026 50 $20.93
May 13, 2026 50 $20.99
May 13, 2026 50 $21.00
May 13, 2026 50 $21.00
May 13, 2026 100 $21.08
May 13, 2026 250 $21.04
May 13, 2026 100 $21.00
May 13, 2026 69 $21.00
May 13, 2026 100 $21.00
May 13, 2026 50 $21.00
May 13, 2026 34 $21.00
May 13, 2026 25 $21.00
May 13, 2026 31 $20.95
May 13, 2026 16 $20.90
May 13, 2026 100 $20.95
May 14, 2026 100 $20.90
May 14, 2026 1 $20.89
May 14, 2026 74 $20.90
May 14, 2026 200 $20.85
May 14, 2026 75 $20.89
May 14, 2026 2 $20.85
May 14, 2026 75 $20.88
May 14, 2026 75 $20.85
May 14, 2026 1,000 $21.00
May 18, 2026 100 $20.84
May 18, 2026 100 $20.70
May 18, 2026 100 $20.60
May 18, 2026 100 $20.52
May 18, 2026 100 $20.52
May 18, 2026 100 $20.45
May 18, 2026 100 $20.52
May 18, 2026 100 $20.46
May 18, 2026 100 $20.45
May 18, 2026 75 $20.46
May 18, 2026 100 $20.52
May 18, 2026 50 $20.60
May 18, 2026 100 $20.46
May 18, 2026 100 $20.58
May 18, 2026 100 $20.58
May 18, 2026 100 $20.45
May 18, 2026 100 $20.52
May 18, 2026 100 $20.52
May 18, 2026 100 $20.52
May 21, 2026 223.491 $20.49
June, 2, 2026 75 $20.66
June, 2, 2026 75 $20.25
June, 2, 2026 75 $20.25
June, 2, 2026 75 $20.30
June, 2, 2026 75 $20.24

(1) By David Schornack and Denise Schornack as JTWROS.

Denise Schornack - none other than shares purchased on April 13, 2026 with David Schornack as JTWROS.

Jonathan Hoese

Date Shares Purchased Price Per Share

June 2, 2026 1,000 $21.63
June 2, 2026 250 $22.06
June 2, 2026 1,300 $21.48
June 2, 2026 2,000 $21.70
June 2, 2026 1,200 $21.70
June 2, 2026 800 $21.67
June 2, 2026 1,000 $21.68
June 2, 2026 500 $21.71
June 2, 2026 3,250 $21.84
June 2, 2026 500 $21.53
June 2, 2026 200 $21.48
June 2, 2026 650 $21.36

Tamara Retka

Date Shares Purchased Price Per Share

5/18/2026 73 $20.49
5/18/2026 1,927 $20.53
5/18/2026 162 $20.45
6/2/2026 750 $20.02

Noah Retka

Date Shares Purchased Price Per Share

4/29/2026 1 $20.74
4/30/2026 100 $20.83
4/30/2026 300 $20.73
5/22/2026 25.621 $20.50

Joseph Schornack

Date Shares Purchased Price Per Share

4/08/2026 361 $20.43
4/23/2026 347 $20.40
6/2/2026 100 $21.7059
6/2/2026 300 $21.54
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement dated June 4, 2026.

## Signatures
- Gale Hoese: /s/ Gale Hoese, Gale Hoese (06/04/2026)
- Andrew Schornack: /s/ Andrew Schornack, Andrew Schornack (06/04/2026)
- Jill Schornack: /s/ Jill Schornack, Jill Schornack (06/04/2026)
- David Schornack: /s/ David Schornack, David Schornack (06/04/2026)
- Denise Schornack: /s/ Denise Schornack, Denise Schornack (06/04/2026)
- Jonathan Hoese: /s/ Jonathan Hoese, Jonathan Hoese (06/04/2026)
- Tamara Retka: /s/ Tamara Retka, Tamara Retka (06/04/2026)
- Noah Retka: /s/ Noah Retka, Noah Retka (06/04/2026)
- Joseph Schornack: /s/ Joseph Schornack, Joseph Schornack (06/04/2026)